Exhibit 99.1

800 3rdAvenue, 11th Floor, New York, NY 10022

Tel: +1 (646) 801-2803 | Fax: +1 (212) 601-2791

www.dgipl.com

Recon Technology Announces 1-for -5 Reverse Stock Split

NEW YORK, Dec. 26, 2019 /PRNewswire/ -- Recon Technology, Ltd. (NASDAQ: RCON) ("Recon" or the "Company") announced today that the Company’s Board approved on December 10, 2019 to effect a reverse stock split of the Company's ordinary shares at the ratio of one-for-five with the market effective date of December 27, 2019.

The objective of the reverse stock split is to enable the Company to regain compliance with the NASDAQ Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq.

Beginning with the opening of trading on December 27, 2019, the Company’s ordinary shares will trade on the NASDAQ Capital Market on a split-adjusted basis, under the same symbol "RCON" but under a new CUSIP Number, G7415M124.

The reverse stock split will reduce the number of ordinary shares issued and outstanding from approximately 23,049,639 to approximately 4,609,928 (subject to adjustment due to the effect of rounding fractional shares into whole shares). The authorized number of ordinary shares will be reduced by the same one-for-five ratio to 20,000,000.

As a result of the reverse stock split, each five pre-split ordinary shares outstanding will automatically combine and convert to one issued and outstanding ordinary share without any action on the part of the shareholder. No fractional ordinary shares will be issued to any shareholders in connection with the reverse stock split. Each shareholder will be entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the reverse stock split.

About Recon Technology, Ltd.

Recon Technology, Ltd. (RCON) is China's first non-state-owned oil and gas field service company listed on NASDAQ. Recon supplies China's largest oil exploration companies with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measures for increasing petroleum extraction levels, reducing impurities and lowering production costs. Since 2017, the Company has expanded its business operations into other segments of the broader energy industry including electric power, coal chemicals, renewable energy and environmental protection in the energy and chemical industries. Through the years, Recon has taken leading positions on several market segments of the oil and gas field service industry. Recon also has developed stable long-term cooperation relationships with its major clients, and its products and service are well accepted by clients. For additional information please visit: www.recon.cn.

800 3rdAvenue, 11th Floor, New York, NY 10022

Tel: +1 (646) 801-2803 | Fax: +1 (212) 601-2791

www.dgipl.com

Safe Harbor Statement

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

IR contact:

Dragon Gate Investment Partners LLC

Tel: +1(646)-801-2803

Email: RCON@dgipl.com

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